New York
601 Lexington Avenue
31st Floor
New York, NY 10022
T +1 212 277 4000 (Switchboard)
F +1 212 277 4001
www.freshfields.com

March 15, 2017

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Ms. Era Anagnosti, U.S. Securities and Exchange Commission

Re:                       Henderson Group plc

Amendment No. 3 to the Draft Registration Statement on Form F-4

Submitted January 20, 2017

CIK No. 0001274173

Dear Ms. Anagnosti:

On behalf of our client, Henderson Group plc (“Henderson” or the “Company”), we have submitted confidentially today a revised draft of the Company’s Registration Statement on Form F-4 (“Amendment No. 4”) to the Company’s draft registration statement on Form F-4 (the “Draft Registration Statement”), which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on EDGAR on November 23, 2016. Amendment No. 4 is marked to show changes from the amendment to the Draft Registration Statement confidentially submitted to the Commission on February 28, 2017 (“Amendment No. 3”).

The changes reflected in Amendment No. 4 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 13, 2017 (the “Comment Letter”). Amendment No. 4 also includes other changes that are intended to update, clarify and render more complete the information contained therein. Henderson has included, where relevant, responses and other changes forwarded to it by counsel to, and/or representatives of, Janus Capital Group Inc. (“Janus”), regarding the Comment Letter.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 4.

* * * *

Prospectus Cover Page Disclosure

1.                                      We note that the revised disclosure in the third paragraph refers to the option granted to Dai-ichi as a “dilutive instrument issued to Dai-ichi in connection with the merger.” Consistent with disclosures throughout the filing, please refer to the instrument as conditional options granted to Dai-ichi, which are subject to the closing of the merger and Henderson shareholders’ approval. Refer to your “Option Agreement” disclosure on page 169.

The Company has revised Amendment No. 4 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 262

2.                                      We note your disclosure on page F-60 (Note 21. Subsequent Events) that you declared a final 2016 dividend of 7.30p per share. Please revise to include a pro forma adjustment reflecting the distribution accrual and provide corresponding disclosure in the related footnotes.

The final 2016 dividend disclosed on page F-60 is not related to the merger transaction, however at the Staff’s request the Company has revised the Unaudited Pro Forma Condensed Combined Balance Sheet to reflect the distribution accrual and related disclosure.

3.                                      We note from your tabular presentation on page 47 that Janus declared $0.11 common stock dividend for the first quarter of 2017. Please revise to include a pro forma adjustment reflecting the distribution accrual and provide corresponding disclosure in the related footnotes.

The Janus dividend for the first quarter of 2017 is not related to the merger transaction, however, at the Staff’s request, the Company has revised the Unaudited Pro Forma Condensed Combined Balance Sheet to reflect the distribution accrual and related disclosure.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Pro forma adjustments related to the Merger

(e)                                  Reclassification of derivative instruments on convertible debt, page 272

4.                                      We note your pro forma adjustments relating to the Janus convertible debt and derivative instruments on convertible debt described in notes 4(b)(iii) and 4(e). We also note that as a result of the merger, the derivative instruments together with the conversion options on the convertible debt will be reclassified out of equity. Please provide us with your analysis supporting liability classification (i.e. for the convertible debt, conversion options and derivative instruments on the convertible debt), including the guidance supporting your conclusion.

For the purpose of the pro-forma balance sheet, the convertible debt option and the derivative instruments on the debt have been classified as liabilities. This is based on the guidance of ASC 815-40-15-7(I) which states: “an equity-linked financial instrument (or embedded feature) shall not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency (including a conversion option embedded in a convertible debt instrument that is denominated in a currency other than the issuer’s functional currency).”

As the functional currency of the Henderson Group is GBP and the strike price of the instruments is denominated in USD, the instruments have been classified as liabilities rather than equity instruments on the pro-forma balance sheet on the basis that they are not deemed indexed to an entity’s own stock, in accordance with ASC 815-40.

Note 5. Pro forma earnings per share, page 273

5.                                      We note that your historical basic and diluted earnings per share were calculated using the two-class method. It is not clear to us, however, if you allocated a portion of the pro forma earnings to participating securities under the two-class method in your pro forma earnings per share calculation. Please clarify and revise as necessary.

In response to the Staff’s comment the Company has adjusted the earnings per share calculation to take into account the portion of earnings in relation to Janus’s participating securities and therefore has updated these numbers in light of the Staff’s comments.

Audited Consolidated Financial Statements of Henderson

Consolidated Balance Sheet, page F-3

6.                                      We note the dividend distribution and reclassification of retained earnings that will occur after your balance sheet date, as discussed in the subsequent events footnote on page F¬60. Please revise to include a pro forma balance sheet reflecting the distribution accrual and retained earnings reclassification alongside the historical balance sheet presented here within.

The Company refers to the response to comment 7 below regarding the cumulative reclassification adjustment from retained earnings to APIC and why it would be inconsistent with Jersey law for the accounting treatment to be made retrospectively.  As a result management believes it would be incorrect to show a Pro Forma balance sheet as of December 31, 2016 since a future change in the articles of association will not impact the balance sheet as of December 31, 2016.  The Company has made disclosure on the face of the Balance Sheet and the face of the Statement of Changes in Equity that management believes are sufficient for a reader to understand what will happen once the change is made prospectively.

The Staff have also asked for the dividend distribution to be included in a Pro Forma Balance Sheet.  The Company confirms that the dividend distribution is a regular final dividend for the year ended December 31, 2016, declared on February 8, 2017.  Further, management does not believe the dividend distribution is significant relative to reported equity at December 31, 2016 and therefore does not consider this would be a material disclosure.

The Company therefore believes that a Pro Forma Balance Sheet would not provide material disclosure in its financial statements.

Consolidated Statement of Changes in Equity, page F-6

7.                                      We note your response to comment 5 that you intend to account for the change prospectively with a cumulative reclassification adjustment upon approval of the amendment. Please tell us how you evaluated this change within the scope of ASC 250 and why retrospective application to all periods presented is not required.

Management has reviewed ASC 250 and does not believe that the amendment meets either the criteria to be a change in accounting principle or is an error that should be treated retrospectively.

ASC 250-10-45-1 states it is not a change in accounting principle if it is an “adoption or modification of an accounting principle necessitated by transactions or events that are clearly different from those previously occurring.”  Management believes that the change in the articles falls into this definition.

In addition, management of the Company has discussed this treatment with the Company’s legal advisors, who believe that it would not be consistent with Jersey law to book these amounts retrospectively as such treatment would be inconsistent with the Group’s articles and the change in the articles will be prospective.

Exhibit 8.1 — Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

8.                                      Please have tax counsel revise the second full paragraph on page 2 to remove the assumption in the second sentence that the merger will qualify as a reorganization within the meaning of section 368 of the Code, as it is inappropriate to assume any legal conclusion underlying the opinion. Counsel may assume that section 367(a)(1) of the Code does not require recognition of gain or specific facts as of the closing date that are currently unknowable, but it may not assume that the merger will qualify as a Section 368 reorganization. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.

In response to the Staff’s comment Skadden has revised the Form of Opinion on page 2 of the opinion.

9.                                      As a basis of the assumption that section 367(a)(1) of the Code would not require recognition of gain on the exchange of Janus’ shares of common stock with Henderson’ ordinary shares, in an appropriate section of the filing please include disclosure as the most recent practicable date disclosing whether or not the fair market value of Henderson equals or exceeds the fair market value of Janus, as specially determined for purposes of section 367 of the Code.

In response to the Staff’s comment, the tax disclosure on pages 133 and 143 has been revised in Amendment No. 4.

10.                               It appears that you intend to provide a long form tax opinion, as contemplated by Section III.B.1 of Staff Legal Bulletin No. 19. Accordingly, please have counsel revise the opinion to include all the federal income tax consequences that are listed in the prospectus disclosure on page 133. A long-form opinion must capture the full tax opinion as summarized in the prospectus.

In response to the Staff’s comment Skadden has revised the Form of Opinion on pages 2 and 3 of the opinion.

11.                               We note the disclosure in the first paragraph on page 3 of counsel’s opinion stating that “[t]his opinion is furnished to you solely for your benefit in connection with the filing of the Registration Statement and cannot be relied upon by any other person without our express written permission.” Please have counsel remove the limitation on persons as inappropriate. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment Skadden has revised the Form of Opinion on page 3 of the opinion.

***

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 230-4681 or send me an e-mail (Paul.Tropp@freshfields.com).

Sincerely,

/s/ Paul D. Tropp
Paul D. Tropp

cc:

Jessica Livingston

Hugh West

Robert Klein

(Securities and Exchange Commission)

Jacqui Irvine

(Henderson Group plc)

David W. Grawemeyer

(Janus Capital Group Inc.)

Peter D. Lyons

Matthew F. Herman

(Freshfields Bruckhaus Deringer US LLP)

Ralph Arditi

David C. Hepp

(Skadden, Arps, Slate, Meagher & Flom LLP)